Exhibit 97

Policy Regarding Recoupment of Certain Compensation

(as amended and restated October 26, 2023)

1.	This policy sets forth the conditions under which Matson, Inc. (the “Company”) will seek reimbursement with respect to incentive-based compensation (as defined below) received by Covered Executives of the Company. “Covered Executives” means those individuals designated by the Board of Directors as Covered Executives under Section 303A.14 of the NYSE Listed Company Manual (“Section 303A.14”).
2.	In each instance where all three of the following factors exist, the Company will recover from each Covered Executive the full or partial portion of any incentive-based compensation paid or granted to, or received by, such Covered Executive during the three (3) fiscal year period preceding the date on which the Company is required (within the meaning of Section 303A.14) to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected only in the current period or left uncorrected in the current period) (a “Required Financial Restatement”) that is greater than the amount that would have been received had the financial results been originally reported as set forth in the accounting restatement (the amount of such excess amount received by, the Covered Executive being herein called the “Excess Compensation”):
(a)	the incentive-based compensation payment was based – in whole or in part – upon the achievement of financial reporting measures determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, such as the Company’s stock price and total shareholder return (“TSR”) delivered to the Company’s shareholders, as reported in a Form 10-Q, Form 10-K or other report filed with the Securities and Exchange Commission, with respect to which the Company was required to prepare a Required Financial Restatement (“Incentive-Based Compensation”);
(b)	a lower payment or grant would have been made to such Covered Executive based upon the restated financial results set forth in the Required Financial Restatement and the Covered Executive must either have received the Excess Compensation while serving as a Covered Executive or have served for some or all of the performance period for the Incentive-Based Compensation resulting in Excess Compensation, even if the Covered Executive is not serving as a Covered Executive at the time of that the Excess Compensation was received; and
(c)	the Incentive-Based Compensation was received during the three completed fiscal years immediately preceding the date that the Company is required (within the meaning of Section 303A.14) to prepare the Required Financial Restatement and any “transition period” as prescribed under Section 303A.14.

3.	Other Applicable Provisions.
(a)	The Company may take any action permitted by law to recover the Excess Compensation from the Covered Executive.
(b)	The Board of Directors (or a designated committee comprised exclusively of independent directors) shall have full and final authority to make all determinations required under this policy. The Company need not recover the Excess Compensation if and to the extent that the Company determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under Section 303A.14, and not required under Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including if the Company determines that the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts or recovery would likely cause an otherwise tax-qualified retirement plan (such as The Matson, Inc. 401(k) and Profit Sharing Plan for Non-Bargaining Employees, as amended), to fail to meet certain qualification requirements of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.
(c)	This policy shall be effective as of October 26, 2023 (the “Effective Date”), and shall apply to any Incentive-Based Compensation that is received (within the meaning of Section 303A.14) on or after the Effective Date.
(d)	The rights and remedies in this policy are cumulative and not exclusive of any other rights or remedies that may be available to the Company or any of its subsidiaries, whether provided by law, equity, statute, agreement, or otherwise.
(e)	Incentive-Based Compensation includes any cash or equity-based bonus (e.g., stock, restricted stock units or options) or profit sharing awarded to a Covered Executive that is based upon achievement of financial performance metrics.
(f)	This policy is separate from and in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“Section 304”) that are applicable to the Company's Chief Executive Officer and Chief Financial Officer, and the Board of Directors shall consider any amounts paid to the Company by the Chief Executive Officer and Chief Financial Officer pursuant to Section 304 in determining any amount of incentive compensation to recoup under this policy.
(g)	This policy is subject to any current or future actions imposed by law enforcement agencies, regulators or other authorities. This policy may be amended by the Company at any time to reflect development in the law governing this policy or the stock exchange listing standards with which this policy is intended to comply.